Lynn Toby Fisher 212.836.8685 Lfisher@kayescholer.com

425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.8689 www.kayescholer.com

June 11, 2010

Via EDGAR and Facsimile

Securities Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Tamara Tangen

Re:	Celestica Inc.
Form 20-F for the fiscal year ended December 31, 2009
File No. 001-14832.

Dear Ms. Tangen:

I refer to the letter dated June 4, 2010 from Mr. Stephen G. Krikorian of the Commission to Elizabeth L. DelBianco of the Company relating to the Company’s Form 20-F for Fiscal Year Ended December 31, 2009.  This will confirm my advice to you that Celestica will respond to the comments in that letter not later than June 30, 2010.

Please feel free to contact me for any reason relating to this matter.

Sincerely

/s/ Lynn Toby Fisher

Lynn Toby Fisher